Exhibit 99.3

IAMGOLD CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2006

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING To the Shareholders and Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation, their presentation and the information contained in the annual report, including information determined by specialists, are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The financial information on the Company presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial report process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that the management fulfills its responsibility for financial reporting. The Board carries out this responsibility principally through its Audit Committee which consists of outside directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Company’s financial expert. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues. The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

/s/ Joseph F. Conway	/s/ Grant A. Edey
Joseph F. Conway	Grant A. Edey
Chief Executive Officer	Chief Financial Officer
March 30, 2007	March 30, 2007

AUDITORS' REPORT

To the Shareholders of IAMGOLD Corporation

We have audited the consolidated balance sheets of IAMGOLD Corporation (the “Company”) as at December 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
March 30, 2007

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US dollars)
December 31, 2006 and 2005
	Note	2006	2005
ASSETS		$	$
Current Assets:
Cash and cash equivalents		101,500	45,534
Short term deposits		22,864	15,823
Gold bullion (market value $93,981; December 31, 2005 $76,139)	4	49,012	48,840
Receivables and other current assets		65,942	20,267
Inventories	5	61,325	12,825
Current assets held for sale	3	17,924	-
		318,567	143,289
Other long-term assets	6	83,844	34,888
Working interests	7	87,086	92,762
Royalty interests	8	39,786	51,482
Mining assets	9	956,359	70,716
Exploration and development	10	294,893	962
Goodwill	11	464,975	74,886
Long-term assets held for sale	3	33,166	-
		2,278,676	468,985
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities		119,741	19,892
Dividends payable		17,570	8,870
Current portion of long-term liabilities	12	69,960	-
Current liabilities relating to assets held for sale	3	9,240	-
		216,511	28,762
Long-term liabilities:
Long-term debt	13	9,625	6,924
Future income and mining tax liability	14	185,015	14,791
Asset retirement obligations	15	39,933	7,506
Accrued benefit liability	16	6,321	-
Long-term portion of forward sales liability	21	28,346	-
Long-term liabilities relating to assets held for sale	3	15,862	-
		285,102	29,221
Non-controlling interest		3,712	-
Shareholders' equity:
Common shares	17	1,625,994	352,606
Stock-based compensation	17	19,153	4,671
Warrants	17	24,403	-
Share purchase loans	18	(295)	(296)
Retained earnings		108,932	54,021
Cummulative translation adjustment		(4,836)	-
		1,773,351	411,002
		2,278,676	468,985
Contingencies and commitments (note 21)
Subsequent events (notes 3, 13 (a) and 15)
See accompanying notes to the consolidated financial statements.
On behalf of the Board:
William D. Pugliese	Joseph F. Conway
Director	Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(Expressed in thousands of US dollars, except per share amounts)
Years ended December 31, 2006, 2005 and 2004
	Note	2006	2005	2004
		$	$	$
Revenues		303,345	129,774	121,872
Expenses:
Mining costs, excluding depreciation and depletion		157,075	78,918	69,080
Depreciation, depletion and amortization		49,664	26,342	25,814
		206,739	105,260	94,894
		96,606	24,514	26,978
Earnings from working interests	7	28,874	15,467	13,149
		125,480	39,981	40,127
Other expenses (income):
Corporate administration		18,981	9,179	8,506
Corporate transaction costs		-	172	11,224
Exploration and development		11,824	9,001	7,813
Writedowns		1,582	-	405
Foreign exchange		(55)	187	2,595
Investment income		(4,219)	(710)	(1,791)
Non-controlling interest		210	-	-
		28,323	17,829	28,752
Earnings before income and mining taxes		97,157	22,152	11,375
Income and mining taxes (recovery):	14
Current taxes		22,504	5,907	3,689
Future taxes		2,265	(4,249)	(3,923)
		24,769	1,658	(234)
Net earnings from continuing operations		72,388	20,494	11,609
Net earnings from discontinued operations, net of tax	3	93	-	-
Net earnings		72,481	20,494	11,609
Retained earnings, beginning of year		54,021	42,397	38,064
Dividends		(17,570)	(8,870)	(7,276)
Retained earnings, end of year		108,932	54,021	42,397
Weighted average number of common shares outstanding (000's)
Basic		186,485	146,650	145,592
Diluted		187,655	147,893	147,567
Basic and diluted net earnings from
continuing operations per share		0.39	0.14	0.08
Basic and diluted net earnings per share		0.39	0.14	0.08
See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US dollars)
Years ended December 31, 2006, 2005 and 2004
	Note		2006	2005		2004
				$	$	$
Operating activities:
Net earnings from continuing operations			72,388		20,494	11,609
Items not affecting cash:
Earnings from working interests, net of dividends			(19,424)		(10,743)	(6,534)
Depreciation, depletion and amortization			50,240		26,445	25,814
Amortization of forward sales liabliilty			(11,322)		-	-
Writedowns			1,707		-	318
Deferred revenue			-		-	(1,655)
Future income and mining taxes			2,265		(4,249)	(3,923)
Stock-based compensation			3,016		1,237	1,577
Gain on non-hedge derivatives and sale of royalty interests
and other assets			(1,208)		-	(1,120)
Unrealized foreign exchange losses			(622)		585	1,492
Accretion expenses - asset retirement obligations,
net of disbursements			609		127	298
Non-controlling interest			210		-	-
Contribution to pension fund			(7,168)		-	-
Change in non-cash current working capital			(15,481)		4,402	(11,778)
Change in non-cash long-term working capital			(11,219)		(9,484)	(4,517)
			63,991		28,814	11,581
Financing activities:
Issue of common shares, net of issue costs	17	(a)	11,524		6,440	1,108
Dividends paid			(8,870)		(7,276)	(6,725)
Proceeds from debt drawdowns	13		9,031		-	-
Repayment of long-term debt	13		(26,350)		(3,960)	(1,207)
Repurchase of call options			(3,363)		-	-
			(18,028)		(4,796)	(6,824)
Investing activities:
Mining assets			(15,012)		(9,919)	(9,000)
Exploration and development			(10,802)		(962)	-
Note receivable			4,475		2,136	24
Distributions received from (paid to) working interests			25,100		10,457	(26,136)
Gold bullion royalties			(172)		(784)	(773)
Gold receivable	21	(a)	3,890		-	-
Short-term deposits			(7,040)		(15,595)	23,265
Other assets			(2,829)		(229)	1,833
Transaction costs and settlement of options, net of cash acquired
from GGL and Cambior	2		(877)		(740)	-
Proceeds from sale of royalty interests and marketable securities			14,849		-	-
			11,582		(15,636)	(10,787)
Increase (decrease) in cash and cash equivalents from
continuing operations			57,545		8,382	(6,030)
Decrease in cash and cash equivalents from
discontinued operations	3		(1,579)		-	-
Net increase (decrease) in cash and cash equivalents			55,966		8,382	(6,030)
Cash and cash equivalents, beginning of year			45,534		37,152	43,182
Cash and cash equivalents, end of year			101,500		45,534	37,152
Supplemental cash flow information:
Interest paid			665		78	142
Income taxes paid			25,240		5,907	3,893
See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of US Dollars except where otherwise indicated)

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is engaged in the exploration, development and operation of gold mining properties and of a niobium mine. The consolidated financial statements of IAMGOLD are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Summarized below are those policies considered significant to the Company. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated.

(b)	Revenue recognition:

Revenue from the sale of gold is recognized when the gold is delivered and title transfers to the counterparties to the transaction.

For Niobium sold under specific contracts, revenue is recognized on transfer of the rights and obligations to buyers.

Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. The Company holds two types of royalties:

(i)	Revenue based royalties such as Net Smelter Return (“NSR”) or Gross Proceeds Royalties:

Revenue based royalties are based on the proceeds of production paid by a smelter, refinery or other customer to the miner and upon the sale or other disposition of minerals recovered from the property on which the royalty interest is held. The form, manner and timing of the receipt of any specific royalty payment by the Company are governed by the corresponding royalty agreement with the owner of the royalty property.

(ii)	Profits based royalties such as Net Profits Interests (“NPI”) or a Working Interest (“WI”):

A	NPI is a royalty based on the profit after allowing for costs related to production. The expenditure that the operator deducts from revenues is defined in the relevant royalty agreements. Payments generally begin after pay-back of capital costs. The royalty holder is not responsible for providing capital nor covering operating losses or environmental liabilities. Revenue is recognized in accordance with the relevant agreement.

B	WI is similar to a NPI except working interest holders have an ownership position. A working interest holder, to prevent ownership dilution, is liable for its share of capital and operating costs. The Company records its 18.9% interests in Gold Fields Ghana Limited and the Tarkwa mine (“Tarkwa”) and in Abosso Goldfields Limited and the Damang mine (“Damang”) as working interests.

(c)	Gold bullion:

Investments in gold bullion are valued at the lower of average cost and net realizable value.

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(d)	Inventories:

Gold doré and ore stockpiles are valued at the lower of average production cost and net realizable value. Production costs include the cost of materials, labour, mine site overheads and depreciation to the applicable stage of processing. Ore stockpiles are segregated between current and long-term inventory.

Mine supplies are costed on an average purchase cost basis with appropriate provisions for redundant and slow-moving items.

(e)	Short-term deposits:

Short-term deposits consist of investments in money market instruments with an original term of three months or more, but no longer than one year, that are carried at the lower of cost and fair value.

(f)	Marketable securities:

Investments in marketable securities are recorded at cost. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations.

(g)	Mining assets, development and exploration properties:

Mining assets represent the capitalized expenditures related to the exploration, development and operation of mineral properties including plant and equipment. Upon commencement of commercial production, all related capital expenditures for any given mining assets are amortized over the estimated economic life using the units-of-production method. If a property is abandoned or deemed economically unfeasible, the related project balances are written off. Exploration expenses incurred to the date of establishing that a property has mineral resources with the potential of being economically recoverable are charged against earnings. Exploration and development costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible. All administrative costs that do not directly relate to specific exploration and development activity are expensed as incurred. Interest costs are not capitalized until the decision to develop a property is made.

(h)	Royalty interests:

The Company records its royalty interests at cost. Amortization of producing royalty interests is calculated on a units-of-production basis.

(i)	Impairment of assets:

The Company reviews its mining assets and royalty interests to ascertain whether impairment in value has occurred. Reviews are conducted periodically or when there is evidence of an impairment. An asset is considered impaired if its carrying value exceeds its net recoverable amount. Net recoverable amount is managements’ best estimate of undiscounted future cash flows. If a mining asset or royalty interest is impaired, a write-down to fair value is recorded against earnings.

1)	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(j)	Goodwill:

Goodwill is tested for impairment at least annually. The fair value of each reporting unit that includes goodwill is compared to the total carrying amount (including goodwill) of that reporting unit. If the fair value exceeds the carrying value, goodwill is not considered to be impaired. If the fair value is less than the carrying value, the fair values of the assets and liabilities within the reporting unit are estimated. The difference between the fair value of the assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the implied fair value of the goodwill of the reporting unit. When the carrying value of goodwill exceeds the implied fair value, the excess is charged to earnings in the period in which the impairment is determined.

(k)	Asset retirement obligations:

Environmental and on-going site reclamation costs at operating mines are charged to operations in the period during which they occur. The Company recognizes, when the legal obligation is incurred, the fair value of an estimated liability for the future cost of restoring a mine site upon termination of the operation with a corresponding increase in the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset using the units-of-production method. An accretion expense in relation with the discounted liability over the remaining life of the mining properties is recorded in mining costs. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

(l)	Employee future benefit plans:

The Company accrues its obligations under employee future benefit plans and the related costs, net of plan assets. The cost and accrued benefit obligations are actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and health care costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

Actuarial gains/losses arise from the difference between actual long-term rate of return on plan assets for that period and the expected long-term rate of return of plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service periods are summarized in note 16.

(m)	Foreign currency translation:

The US dollar is the functional and reporting currency of the Company.

The functional currency of Canadian mining activities is the Canadian dollar. Assets and liabilities of Canadian mining activities are translated into US dollars at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average rate in effect during the year. Translation adjustments arising from changes in exchange rates are deferred and included in a separate component of shareholders’ equity named “cumulative translation adjustment”.

The US dollar is the functional currency for the Company’s activities in Guyana, Suriname, and Africa as all proceeds from the sale of production and a significant portion of disbursements are in US dollars.

1)	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(m)	Foreign currency translation (continued):

The Euro is the functional currency for the Company’s activities in French Guiana as the majority of disbursements are in Euro. Since activities are related to a development project, the temporal method is used to translate from the Euro to US dollars as follows: monetary items at the exchange rate in effect at the balance sheet date, non-monetary items at historical exchange rates, revenues and expenses at the exchange rate in effect on the dates they occur and, depreciation and amortization at historical exchange rates as the assets to which it relates.

(n)	Fair values of financial instruments:

The carrying values of cash and cash equivalents (which include investments with remaining maturities of less than 90 days on purchase), short-term deposits, accounts receivable and other, and accounts payable and accrued liabilities in the consolidated balance sheets approximate fair values due to the short-term maturities of these instruments.

Variable rate non-recourse debt and note receivable instruments are estimated to approximate fair values as interest rates are tied to short-term interest rates.

(o)	Commodity and foreign exchange contracts:

The forward sales contracts, assumed through the acquisition of Gallery Gold Limited, are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue.

The forward sales contracts and the foreign exchange contracts, assumed through the acquisition of Cambior, are accounted at their fair value on the balance sheet date. This market valuation is based on forward rates and considers the market price, rate of interest, gold lease rate and volatility. The fair value of these non-hedge derivative instruments is included on the balance sheet and the change in market value from the previous reporting period is included in the statement of earnings as a non-hedge derivative gain or loss.

The Company, from time to time, enters into transactions in order to manage exposure to price fluctuations in foreign exchange and commodities. The Company reviews each contract at the time it is entered into in determining the appropriate accounting treatment.

(p)	Income and mining taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment. Mining taxes represent Canadian provincial taxes levied on mining operations and are classified as income taxes since such taxes are based on a percentage of mining profits.

(q)	Flow-through shares:

The Company recognizes future income tax liability for flow-through shares, and reduces the shareholders’ equity, on the date that the tax credits associated with the expenditures are renounced, provided there is reasonable assurance that the expenditures will be made.

1)	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(r)	Stock-based compensation plans:

The Company has three stock-based compensation plans, which are described in note 17 and included in corporate administration expenses.

(i)	Stock options:

Compensation costs, measured at the grant date based on the fair value of the options and recognized over the related service period, are accounted for as an expense in the statement of earnings and credited to stock-based compensation within shareholders’ equity. Consideration paid by employees when the options are exercised, as well as the fair value at the grant date of options exercised, is added to common shares.

(ii)	Share bonus plan:

The Company expenses share bonuses granted to employees over the three-year vesting period and share bonuses to directors when they are issued.

(iii)	Share purchase plan:

The Company expenses its contribution to employees’ share purchase plan when the shares are issued or issuable.

(s)	Earnings per share:

Basic earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding during the year. The calculation of diluted earnings per share uses the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of options and warrants.

(t)	Use of estimates:

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to mineral reserves, asset valuations, carrying values of mining interests, goodwill, depreciation and amortization rates, receivables, contingent liabilities, employee future benefit costs, fair value of derivative instruments and asset retirement obligations and future income and mining taxes. Actual results could be materially different from those estimates.

(u)	Changes in accounting policies:

i) EIC-152 “Mining Assets - Impairment and Business Combinations”

According to EIC-152, an entity should include the value beyond proven and probable reserves (“VBPP”) in the value allocated to mining assets in a purchase price allocation. Also, an entity should include the cash flows associated with VBPP in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired under Section 3063, “Impairment of Long-lived Assets”, of the CICA Handbook. The effects of anticipated fluctuations in the future market price of minerals should also be considered in both determining the fair value of mining assets in a purchase price allocation and estimating future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired. EIC-152 may be applied prospectively and should be applied to business combinations completed after March 26, 2005, and to goodwill and asset impairment tests performed in reporting periods beginning after March 16, 2005. This pronouncement did not have a material impact on the accounting of future business combinations. The Company considered VBPP in the impairment test for the year ended December 31, 2006.

1)	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(u)	Changes in accounting policies (continued):

ii)	EIC-153 “Discontinued operations”

The EIC-153 “Applying the conditions in CICA 3475.27 in determining whether to report discontinued operations” provides guidance on how an on-going entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from on going operation of the entity. EIC-153 is applicable in fiscal periods beginning on or after April 22, 2005. The Company considered these conditions in determining its discontinued activities.

2.     ACQUISITIONS:

Gallery Gold Limited:

On March 22, 2006, the Company acquired all of the issued and outstanding shares of Gallery Gold Limited (“GGL”) in exchange for the issuance of 26,221,468 common shares. GGL, through its subsidiaries, owns a 100% interest in the Mupane gold mine in Botswana and a controlling interest in the Buckreef project in Tanzania. The purchase price has been determined to be $202,329,000, including acquisition expenses of $2,479,000 and the purchase of GGL common share options for $2,402,000. The value was determined based on an exchange ratio of one IAMGOLD share for each 22 GGL shares.

The acquisition has been accounted for under the purchase method. The preliminary allocation of the fair value of the consideration to the fair value of the identifiable assets and liabilities on the closing date is set out below. GGL’s activities have been accounted for in IAMGOLD’s results since the closing date of the transaction.

Cambior Inc.:

On November 8, 2006, the Company acquired all of the issued and outstanding shares of Cambior, an international gold and niobium producer with operations, development projects and exploration activities throughout the Americas (Rosebel mine, Doyon division, Sleeping Giant mine, Niobec mine and Caiman project). As consideration for the transaction, the Company issued 116,258,765 common shares along with options and warrants exercisable for 10,829,000 common shares of IAMGOLD. The purchase price has been determined to be $1,104,960,000, including acquisition costs of $4,890,000. The value was determined based on an exchange ratio of 0.42 IAMGOLD share for each Cambior share.

The acquisition was accounted for under the purchase method with the fair value of the consideration allocated to the fair value of the identifiable assets and liabilities on the closing date. The preliminary allocation of the fair value of the consideration to the fair value of the identifiable assets and liabilities on the closing date is set out below. Cambior’s activities have been accounted for in IAMGOLD’s results since the closing date of the transaction.

2	.	ACQUISITIONS (CONTINUED):
		PRELIMINARY FAIR VALUE	GGL	Cambior	Total
			$	$	$
		Assets acquired and liabilities assumed:
		Cash and cash equivalents	971	7,183	8,154
		Mining assets	135,668	784,601	920,269
		Exploration and development	96,582	189,049	285,631
		Other assets	18,873	99,807	118,680
		Net assets held for sale	-	24,219	24,219
		Goodwill	72,405	330,638	403,043
		Current liabilities	(11,186)	(94,010)	(105,196)
		Long-term debt	(16,589)	(33,716)	(50,305)
		Forward sales liability and current option	(59,711)	(16,205)	(75,916)
		Asset retirement obligations	(2,506)	(38,380)	(40,886)
		Accrued benefit liabilities	-	(8,897)	(8,897)
		Future income and mining tax liabilities	(32,178)	(135,827)	(168,005)
		Non-controlling interest	-	(3,502)	(3,502)
			202,329	1,104,960	1,307,289
		Consideration paid:
		Issue of 26,221,468 common shares of the
		Company	197,448	-	197,448
		Issue of 116,258,765 common shares of the
		Company	-	1,062,605	1,062,605
		Settlement of GGL common share options(a)	2,402	-	2,402
		Issue of 2,428,873 IAMGOLD equivalent options(b)	-	13,062	13,062
		Issue of warrants equivalent to 8,400,000 IAMGOLD
		shares	-	24,403	24,403
		Transaction costs	2,479	4,890	7,369
			202,329	1,104,960	1,307,289

(a)	The GGL common share options were valued using their intrinsic value and were repurchased immediately.

(b)
The equivalent options granted upon the acquisition of Cambior were valued at their fair value using the Black-Scholes option-pricing model taking into account the initial expected life, a risk free interest rate of 4%, a volatility of 37% and a dividend yield of 0.7%.

3.     ASSETS HELD FOR SALE

Bauxite Operations

On February 13, 2007, the Company announced that it had concluded an agreement for the sale of its 70% equity interest in Omai Bauxite Mining Inc. (“OBMI”) and its 100% equity interest in Omai Services Inc. (“OSI”). The effective date of the agreement was December 31, 2006 and, under the terms of the agreement, the selling price of the interests was $46,269,000 including the assumption of third party debt of $17,724,000 and transaction costs of $2,557,000. Consequently, assets and liabilities related to OBMI and OSI have been classified as assets and liabilities held for sale and the statement of earnings has separately presented the results from discontinued operations as well as the statement of cash flows, to separately disclose the operating, investing and financing portions of the cash flows attributable to discontinued operations. The fair value of OBMI and OSI was considered in the purchase equation of Cambior (note 2). The transaction was completed on March 21, 2007 with the receipt of $28,451,000 from the purchaser.

3.            ASSETS HELD FOR SALE (CONTINUED)

Net earnings from November 8, 2006 to December 31, 2006 for discontinued operations were as follows:

					2006
					$
		Revenues			6,359
		Investment and other income			3
		Mining operations expenses			(6,312)
		General and administrative expenses			(115)
		Financial expenses			(312)
		Income and mining taxes			(14)
		Non-controlling interest			484
		Net earnings from discontinued operations, net of tax			93
		The statement of cash flows discloses the total cash flow from (used in) discontinued operations
		summarized as follows:
					2006
					$
		Operating activities			(1,897)
		Financing activities			42
		Investing activities			276
		Decrease in cash flows from discontinued operations			(1,579)

4	.	GOLD BULLION:

				2006	2005
		Ounces held	(oz)	148,704	148,420
		Weighted average acquisition cost	($/oz)	330	329
		Acquisition cost	($)	49,012	48,840
		December 31 spot price for gold	($/oz)	632	513
		December 31 market value	($)	93,981	76,139

5	.	INVENTORIES:

				2006	2005
				$	$
		Gold doré		14,545	4,539
		Niobium		6,455	-
		Mine supplies		37,677	7,457
		Ore stockpiles - current		2,648	829
		Inventories		61,325	12,825
		Long-term ore stockpiles		44,483	17,941
				105,808	30,766

6	.	OTHER LONG-TERM ASSETS:
			Note	2006	2005
				$	$
		Note receivable from the Government of Mali(a)		-	4,475
		Amounts due from the Government of Mali(b)		9,990	8,875
		Debenture receivable(c)		2,000	-
		Marketable securities		9,379	2,285
		Gold receivable(d)		15,281	-
		Other receivable (e)		4,000	-
		Restricted cash deposit per closure cost guarantees	15	1,179	-
		Accrued benefit asset	16	4,822	-
		Long-term ore stockpiles	5	44,483	17,941
		Capital assets		5,669	322
		Other assets		523	990
				97,326	34,888
		Current portion included in receivables and other current
		assets		13,482	-
				83,844	34,888

(a)
The Company’s portion of all funding made on behalf of the Government of Mali’s (“GOM”) free and carried interest was represented by a note receivable bearing interest at the LIBOR plus 3%. Yatela project investment repayments were distributed on behalf of the GOM to the Company as repayment of the note. As at December 31, 2006, the note was repaid.

(b)	Long-term accounts receivable represents fuel tax, VAT and stamp duties receivable from the GOM which are not expected to be repaid within one year.

As at December 31, 2006 the Company has recorded allowances of $nil (2005 - $438,000) against its current and long-term accounts receivables.

(c)
Upon the sale of a royalty portfolio interest on April 25, 2006, the Company received a debenture of a 100% owned subsidiary of Battle Mountain Gold Exploration Corp. (“BMGX”) with a par value of $2,000,000, with a term of two years, an interest rate of 6%, convertible into common shares of BMGX at a rate of $0.50 per share (note 8 (c)). As at December 31, 2006, interest received of $61,000 has been recognized in earnings.

(d)
In December 2005, Cambior completed the sale of the Carlota copper project to Quadra Mining Ltd. (“Quadra”). As part of the consideration, Quadra was to deliver 50,000 ounces of gold to Cambior. As at December 31, 2006, there remained 25,000 ounces of gold to be delivered in four equal quarterly amounts estimated to start September 30, 2007. These final four deliveries can be deferred if the buyer of the project is unable to begin construction at Carlota by the first quarter of 2007. The deferral cannot however be extended beyond June 30, 2010. The current portion as at December 31, 2006 was $7,700,000.

The fair value of the ounces of gold receivable was determined based on forward prices at the closing date of the Cambior transaction and a risk premium. The Company recognized both an amount for gold receivable and a related discount. The gold receivable is revaluated at each balance sheet date at the current spot price with the variation classified as non-hedge derivative gain/loss in the statement of earnings. The discount is amortized up to the time of deliveries and is classified as investment income in the statement of earnings.

6.     OTHER LONG-TERM ASSETS (CONTINUED):

          As security regarding the gold deliveries, the buyer:

(i)	pledged all shares of Cambior USA and of Carlota Copper Company (“CCC”), a wholly- owned subsidiary of Cambior USA and the direct owner of Carlota; and

(ii)
granted first rank security interests in all moveables and immoveables of Cambior USA and of CCC, in IAMGOLD’s favour, such first ranking being subject to existing royalties on Carlota and security interests to be granted in connection with project financing for Carlota, if and when applicable, which shall rank pari passu with IAMGOLD’s security.

(e)
As additional consideration for the sale of the Carlota copper project, a balance of the selling price of $4,000,000 is receivable and classified as current. The balance was derived from an agreed upon drilling program of approximately 3,000 meters and is based upon the estimated copper contained in defined areas.

7.     WORKING INTERESTS:

The Company holds an 18.9% working interest in Gold Fields Ghana Limited (“Tarkwa”), an unlisted Ghanaian company holding 100% of the Tarkwa gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003 at its fair value of $42,742,000. This amount included a fair value increment of $4,617,000 which is amortized on a units-of-production basis over the life of the mine.

The Company also holds an 18.9% working interest in Abosso Goldfields Limited (“Damang”), an unlisted Ghanaian company holding 100% of the Damang gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003 at its fair value of $15,298,000. This amount included a fair value increment of $6,261,000 which is amortized on a units-of-production basis over the life of the mine.

				Tarkwa	Damang	Total
				$	$	$
		Balance, December 31, 2004		80,290	12,186	92,476
		Earnings from working interests in 2005		13,736	1,731	15,467
		Cash received in 2005		(15,181)	-	(15,181)
		Balance, December 31, 2005		78,845	13,917	92,762
		Earnings from working interests in 2006		23,466	5,408	28,874
		Cash received in 2006		(28,880)	(5,670)	(34,550)
		Balance, December 31, 2006		73,431	13,655	87,086
8	.	ROYALTY INTERESTS:
		Investments in net royalty interests are:
				2006		2005
					Net	Net
				Accumulated	Royalty	Royalty
			Cost	Amortization	Interest	Interest
			$	$	$	$
		Revenue producing royalties
		Diavik (a)	49,446	12,267	37,179	41,095
		Magistral (b)	3,109	502	2,607	2,669
		Other(c)	-	-	-	7,718
			52,555	12,769	39,786	51,482

8.	ROYALTY INTERESTS (CONTINUED):

Investments in royalty interests include royalties on mineral properties for which economically mineable reserves have yet to be proven. The recovery of these costs is dependent upon the properties’ owners obtaining adequate financing and the development of economic mining operations.

Revenue producing royalties:

(a)	The Company owns a 1% royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Aber Diamond Corporation and Diavik Diamond Mines Inc.

(b)
The Company owns a sliding scale NSR royalty on mineral production from the Magistral gold property in Mexico owned by Nevada Pacific Gold Ltd. The royalty rate is 3.5% until 380,000 ounces of gold has been produced and 1% thereafter. In July 2005, mine operations were suspended although rinsing of the leach pads continued in 2006.

(c)	On April 25, 2006, the Company closed a transaction with Battle Mountain Gold Exploration Corp. (“BMGX”) whereby the Company sold a portfolio of gold royalties to that corporation.

The portofolio included royalties on the Williams, el Limon, Don Mario and Joe Mann mines and the Dolores development project. Total consideration for the sale was $21,850,000, consisting of $13,850,000 in cash, 12 million common shares of BMGX valued at $6,000,000 and a $2,000,000 debenture of a 100% owned subsidiary of BMGX convertible into common shares of BMGX. The common shares carry certain restrictions as to their resale and have been recorded in marketable securities included in other long-term assets.

Goodwill attributable to the royalties sold of $12,954,000 was expensed at the time of the sale, resulting in a net gain before and after tax of $1,111,000 and $694,000, respectively, on the sale of the royalties.

9.	MINING ASSETS:

	Cost	Accumulated	Net book
		depreciation	value
		and depletion
2006	$	$	$
Plant and equipment	598,955	407,602	191,353
Mining property and deferred costs	1,371,762	608,417	763,345
Construction in progress	1,661	-	1,661
	1,972,378	1,016,019	956,359
2005
Plant and equipment	108,844	74,532	34,312
Mining property and deferred costs	104,828	71,892	32,936
Construction in progress	3,512	44	3,468
	217,184	145,468	70,716

9.	MINING ASSETS (CONTINUED):

Mining assets are held through:

(a)	A 100% interest, acquired on November 8, 2006, in the Rosebel mine in Suriname and Doyon division, Sleeping Giant and Niobec mines in Canada.

(b)	A 100% interest, acquired on March 22, 2006, in the Mupane gold mine in Botswana.

(c)	A 38% interest in the Sadiola joint venture which holds a mining permit covering the Sadiola Concession. Other shareholders include AngloGold Limited (“AngloGold”) (38%), the GOM
(18%) and International Financial Corporation (“IFC”) (6%). The GOM interests in Sadiola and Yatela are free and carried interests.

(d)
A 40% indirect interest in the Yatela joint venture which holds a mining permit and the exploration rights covering the Yatela Gold Concession. Other shareholders include AngloGold (40%) and the GOM (20%). The GOM interests in Yatela are free and carried interests.

10.	EXPLORATION AND DEVELOPMENT:

Investments in exploration and development properties are:

	2006	2005
	$	$
Quimsacocha—Ecuador	5,978	962
Properties acquired—GGL	100,232	-
Properties acquired—Cambior	188,683	-
	294,893	962

11	.	GOODWILL:
			Note	2006	2005
				$	$
		Goodwill, beginning of year		74,886	74,886
		Goodwill acquired - GGL	2	72,405	-
		Goodwill acquired - Cambior	2	330,638	-
		Goodwill related to royalties sold	8	(12,954)	-
		Goodwill, end of year		464,975	74,886
		Goodwill is related to the following segments:
		Corporate - royalty interests		2,772	15,726
		Canada		89,854	-
		Botswana		38,823	-
		Ghana		59,160	59,160
		Suriname		182,959	-
		Exploration and development		91,407	-
				464,975	74,886

12	.	CURRENT PORTION OF LONG-TERM LIABILITIES:
			Note	2006	2005
				$	$
		Current portion of:
		Long-term debt	13	29,263	-
		Asset retirement obligations	15	7,584	-
		Accrued benefit liabilities	16	265	-
		Forward sales liability	21	16,439	-
		Fair value of non-hedge derivatives	21	16,409	-
				69,960	-

13	.	LONG-TERM DEBT
			Total		Scheduled payments					Total
			Dec.31							Dec.31
			2006	2007	2008	2009	2010	2011	2012+	2005
			$	$	$	$	$	$	$	$
		Credit facility(a)	18,000	14,000	4,000	-	-	-	-	-
		Credit facility-Revolving(a)	14,028	14,028	-	-	-	-	-	-
		Other	3,046	1,235	805	387	295	285	39	-
			35,074	29,263	4,805	387	295	285	39	-
		Non-recourse debt:
		Purchase price payable -
		Camp Caiman(b)	3,814	-	-	3,814	-	-	-	-
		Yatela - project loans (c)	-	-	-	-	-	-	-	6,924
			3,814	-	-	3,814	-	-	-	6,924
		Total	38,888	29,263	4,805	4,201	295	285	39	6,924
		Current portion	29,263	29,263	-	-	-	-	-	-
		Long-term portion	9,625	-	4,805	4,201	295	285	39	6,924

(a)	Credit facility

On acquisition of Cambior on November 8, 2006, the Company assumed a Credit facility consisting of a non-revolving term loan and a revolving credit facility. The term loan outstanding was $21,500,000. Subsequent to November 8, 2006, the Company made the scheduled repayment of $3,500,000. The repayment schedule consists of four quarterly payments of $3,500,000 in 2007 and three quarterly payments of $1,333,000 in 2008.

In addition, the Company assumed a $30,000,000 revolving credit facility with a balance outstanding of $5,000,000 including a $500,000 letter of credit issued to guarantee a liability for an asset retirement obligation as at November 8, 2006. Subsequent to November 8, 2006, the Company borrowed an additional $9,028,000 mainly for use towards employer contributions to the defined benefit plan. Subsequent to year-end, additional letters of credit of $9,963,000 were issued to guarantee additional asset retirement obligations.

The interest margin above LIBOR rate varies according to the ratio of Total Net Senior Debt to EBITDA. The Total Net Senior Debt is defined as the aggregate amount of the debt less cash and subordinated debt. The EBITDA is defined as the consolidated net earnings before interest expense, depreciation, amortization expense and income tax expense. Committed facilities carry a weighted average standby fee of 0.305% per annum on the unutilized portion of the Credit facility. As at December 31, 2006, the effective interest rate was 6.85%.

The Credit facility is secured by the Company’s interests in the Doyon, Mouska, Sleeping Giant, Niobec and Rosebel mines, and is subject to various covenants, financial ratios and prepayments in the event of future financings. As at December 31, 2006, the Company has met its covenants.

(b)	Balance of purchase price payable for Camp Caiman project

On acquisition of Cambior on November 8, 2006, the Company assumed a liability of $3,802,000 relating to the balance of the purchase price for the Camp Caiman project, from Asarco Incorporated, by a wholly owned subsidiary, Asarco Guyane Française S.A.R.L. (“AGF”). The balance of the purchase price payable is interest-free and is payable within 120 days of the commencement of commercial production planned in 2009.

The purchase price payable is subject to prepayments in the case of a subsequent issuance of equity. The AGF (renamed CBJ Caiman S.A.S.) shares have been pledged as security against the future payments, and will be released upon the full reimbursement of the debt.

13.	LONG-TERM DEBT (CONTINUED)

(c)	Yatela mine

The capital cost of the Yatela mine was funded equally by the Company and AngloGold. Pursuant to a shareholder agreement, AngloGold funded 15% of the project investment on behalf of the Company. This funding constituted a loan to the Company, bearing interest at LIBOR plus 2%. The Yatela mining permit provides for the return of the project investment capital plus interest, to the Company and AngloGold, before any cash disbursements are made to the project shareholders. Project investment repayments are based on Yatela’s operating cash flows. 15% of Yatela’s project investment repayments were distributed on behalf of the Company to AngloGold as repayment of the Yatela non-recourse project loan. After the project investment (principal and interest) is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the GOM will receive 20%. The Yatela loan was repaid in 2006.

Interest:

Interest related to long-term debt was as follows:

	2006	2005	2004
	$	$	$
- Expensed	665	446	303
- Capitalized	11	-	-
	676	446	303

14.	INCOME AND MINING TAXES:

Income and mining tax expense differs from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 36% (2005 - 36%; 2004 - 36%) to earnings before income taxes. The reasons for the differences are a result of the following:

	2006	2005	2004
	$	$	$
Earnings before income taxes from continuing
operations	97,157	22,152	11,375
Income tax provision calculated using statutory tax
rates	35,074	8,001	4,109
Increase (reduction) in income taxes resulting from:
Earnings not subject to taxation	(22,192)	(5,607)	(3,852)
Earnings in foreign jurisdictions subject to different tax
rates	(74)	(79)	(591)
Resource allowance	(437)	(411)	(467)
Provincial mining taxes	345	-	-
Change in enacted corporate income tax rates	758	-	-
Losses not tax benefited	4,410	-	-
Amounts not deductible for tax purposes	6,534	271	727
Foreign exchange loss on future tax liability not tax
benefited	36	208	532
Other	315	(725)	(692)
	24,769	1,658	(234)

14.     INCOME AND MINING TAXES:

The provision for income and mining taxes is made up of the following components:

	2006	2005	2004
	$	$	$
Current:
Foreign income tax	22,527	5,720	3,768
Federal and provincial income tax	(23)	187	(79)
	22,504	5,907	3,689
Future:
Foreign income tax	4,623	(1,694)	2,073
Federal and provincial income tax recovery	(2,703)	(2,555)	(5,996)
Provincial mining tax	345	-	-
	2,265	(4,249)	(3,923)
Total	24,769	1,658	(234)

The Company has a net future tax liability of $185,015,000 (2005 - $14,791,000).
The components that give rise to future tax liabilities are as follows:

	2006	2005
	$	$
Future tax assets:
Other assets	820	135
Exploration and development expenses	11,350	11,642
Share issue costs	14	213
Non-capital losses	129,680	6,428
Net capital losses	120	-
Mining assets	13,406	605
Corporate minimum tax credits	377	228
Asset retirement obligations	2,759	-
Accrued benefit liability	564
Long-term portion of forward sales liability	15,696
	174,786	19,251
Valuation allowance	(167,337)	(12,871)
Future tax asset after valuation allowance	7,449	6,380
Future tax liabilities:
Mining assets	(154,091)	(31)
Exploration and development	(22,163)	-
Royalty interests	(16,210)	(21,140)
	(192,464)	(21,171)
Net future tax liability	(185,015)	(14,791)

The Company has non-capital loss carry forwards for Canadian income tax purposes of $337,262,000 available to reduce taxable income on or prior to 2026. Approximately $323,013,000 of these non-capital loss carry forwards have not been tax benefited.

The Company has approximately $205,210,000 in cumulative Canadian exploration and cumulative Canadian development expenses and approximately $80,956,000 in mining assets capital cost allowance available indefinitely to reduce, subject to certain restrictions, taxable income in future years.

In 2006, governmental assistance in the form of the Québec resources tax credit reduced exploration expenses by an amount of $190,000.

14	.	INCOME AND MINING TAXES (CONTINUED):
		Losses carried forward as at December 31, 2006 will expire as follows:
				United	(1)
			Canada	States	Peru
			$	$	$
		2007	-	645	-
		2008	496	1,638	-
		2009	9,973	1,337	-
		2010	4,010	1,634	-
		2011	3,655	1,026	-
		2012-2026	319,128	4,454
		Undetermined	-	-	3,222
			337,262	10,734	3,222

	Guyana(2)	Botswana
	$	$
Unlimited(2)	61,119	43,427

(1)
According to fiscal legislation in Peru, losses can be carried forward until the end of the fourth year following the first year in which a fiscal profit is realized (no fiscal profit has been realized to date).

(2)	In accordance with the Mineral Agreement concluded with the government of the country.

The Company’s French subsidiaries, CBJ-France and CBJ-Caiman, benefit from an income tax exemption plan for a term of ten years. Under those tax holiday plans, certain commitments made to the French Tax Administration must be met. The tax holidays are subject to re-assessment by the authorities.

15.     ASSET RETIREMENT OBLIGATIONS

The Company’s activities are subject to various laws and regulations regarding the environmental restoration and closure provisions for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information such as changes in reserves corresponding to a change in the mine life, acquisition or construction of new mines. The liability for asset retirement obligations has been considered in the annual impairment test process. According to management’s estimate, the cash flows provided by the Company’s operations and expected from the sale of residual equipment will be sufficient to meet the payment obligations. The Company is required by the Minister of Natural Resources in Québec to provide security pledges (government bonds or letter of credit) based on the mine closure plans for the Company’s operations in Québec. As at December 31, 2006, the Company had $1,179,000 in deposits restricted (note 6) for settling its obligations as well as a letter of credit in the amount of $500,000 issued to the Government of Guyana. In addition, subsequent to year-end, letters of credit of $9,963,000 were issued to guarantee the Company’s liability for asset retirement obligations.

15.     ASSET RETIREMENT OBLIGATIONS (CONTINUED)

At December 31, 2006, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average credit-adjusted risk-free rate assumed in measuring the asset retirement obligations were as follows:

	Undiscounted		Average credit-
	amounts	Expected	adjusted risk- free rate
	required	timing of payments
	$
Doyon mine	30,036	2007-2017	5.38%
Omai mine	1,787	2007	7.82%
Rosebel mine	3,108	2007-2021	7.26%
Sleeping Giant mine	2,649	2008-2012	6.22%
Niobec mine	2,219	2007-2025	6.63%
Mupane mine	3,665	2011	5.50%
Sadiola mine (38%)	4,570	2010-2014	5.00%
Yatela mine (40%)	5,152	2009-2017	5.00%
Other mines	1,298	2007-2009	5.32% - 6.37%
	54,484

The schedule of estimated future disbursements for rehabilitation and for security deposits is as follows:

				$
		2007		7,782
		2008		5,760
		2009		4,209
		2010		8,190
		2011		8,663
		2012 onwards		19,880
				54,484

		The following table presents the reconciliation of the liability for assets retirement obligations:
			2006	2005
			$	$
		Balance, beginning of year	7,506	5,549
		New obligations relating to the acquisition of GGL and Cambior
		(note 2)	40,886	-
		Revision in the estimated cash flows and timing of payments	(441)	1,830
		Accretion expense	1,104	127
		Disbursements	(495)	-
		Foreign exchange variation	(1,043)	-
		Balance, end of year	47,517	7,506
		Less current portion	7,584	-
		Long-term portion	39,933	7,506

16	.	EMPLOYEE FUTURE BENEFIT PLANS

On acquisition of Cambior, the Company assumed the employees’ future benefit plans. Cambior was contributing to various defined contribution plans and final-pay defined benefit pension plans for its employees (for Designated employees and Senior management). On December 31, 2006, the Company terminated the two final-pay benefit pension plans and replaced them with a defined contribution plan, triggering a curtailment in both plans as at December 31, 2006. The defined benefit pension plans were subject to funding based on actuarial valuation which was performed at least every three years. The most recent actuarial valuation was prepared as at January 1, 2006. The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31st of each year. Additional valuations were also done on November 8, 2006 (date of acquisition of Cambior).

      16.     EMPLOYEE FUTURE BENEFIT PLANS (CONTINUED)

Senior management of the acquired company specifically designated by their Board of Directors were participating in a supplementary executive retirement plan ("SERP"). The purpose of the SERP was to provide these employees with a pension equal to that which would otherwise be received if the defined benefit pension plan reflected the full amount of the base salary of such employees. Annual contributions were assessed by the Board of Directors based on Cambior’s financial position and other factors. The SERP also provided for a clause regarding a change of control which gives additional benefits to selected directors. Following the acquisition of Cambior, on November 8, 2006, the majority of the selected directors left the Company and benefited from these benefits, impacting the calculation of the SERP obligations. This also resulted in a curtailment of the plan due to the significant reduction in the expected years of future service of active employees. The resulting termination benefit and gain on curtailment are disclosed in the summary of total costs recognized.

A settlement for the pension plan for designated employees will occur in 2007 and was reflected in the purchase price equation. The actuarial liability payable under the settlement will be the sum of transfer values paid to some members and the premiums paid to insurers for the others.

In addition, accrued benefit liabilities relating to other post-retirement benefit plans (health care plans) and an accrued benefit liability related to a post-retirement benefit plan offered to unionized employees of Niobec, which are unfunded and require no contribution from employees were assumed on acquisition of Cambior. The most recent actuarial valuations were prepared in 2004.

Total cash payments

Total cash payments for employee future benefits, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, and cash contributed to defined contribution plans were $7,498,000 from November 8, 2006 to December 31, 2006.

Following the acquisition, the Company contributed the prescribed amount to the SERP.

Defined contribution plans

The total expenses for the Company’s defined contribution plans amounted to $330,000 from November 8, 2006 to December 31, 2006.

16	.	EMPLOYEE FUTURE BENEFIT PLANS (CONTINUED):
		Defined benefit plans
				Post-retirement
			Pension benefit plans	benefit plans
			2006	2006
			$	$
		Accrued benefit obligations
		Balance, date of acquisition	18,476	3,725
		Current service cost	147	19
		Interest expense	146	33
		Actuarial loss	261	101
		Benefits paid	(97)	(19)
		Foreign exchange variation	(585)	(119)
		Balance, end of year	18,348	3,740
		Plan assets
		Fair value, date of acquisition	13,307	-
		Actual return on plan assets	527	-
		Employer contributions	7,168	-
		Benefits paid	(97)	-
		Foreign exchange variation	(540)	-
		Fair value, end of year	20,365	-

				December 31,
		Pension plan assets consist of:		2006
		Asset category:		%
		Debt securities		21
		Other		79
		Total		100

Reconciliation of the funded status of the benefit plans to the amounts recorded in the financial statements is as follows:

	Pension benefit	Post-retirement
	plans	benefit plans	Total
	2006	2006	2006
	$	$	$
Fair value of plan assets	20,365	-	20,365
Accrued benefit obligations	(18,348)	(3,740)	(22,088)
Funded status-(deficit)(1)	2,017	(3,740)	(1,723)
Unamortized net actuarial loss	(140)	99	(41)
Accrued benefit assets (liabilities)	1,877	(3,641)	(1,764)
(1) As at December 31, 2006, the two final-pay defined benefit pension plans did not show any deficit.

16.     EMPLOYEE FUTURE BENEFIT PLANS (CONTINUED):

Defined benefit plans (continued)

The total costs recognized for the Company’s defined benefit plans are as follows:

		Post-
	Pension	retirement
	benefit plans	benefit plans	Total
(November 8, 2006 to December 31, 2006)	2006	2006
	$	$	$
Current service cost	147	19	166
Interest expense	146	33	179
Actual return on plan assets	(527)	-	(527)
Actuarial loss	261	101	362
Element of employee future benefit costs before
adjustments to recognize the long-term nature
of employee future benefit costs	27	153	180
Adjustments to recognize the long-term nature of
employee future benefit costs:
Difference between expected return and actual
return on plan assets	403	-	403
Difference between actuarial loss and actuarial
loss/gain on accrued benefit obligations	(261)	(101)	(362)
Defined benefit costs recognized	169	52	221

The significant assumptions used to evaluate the Company’s accrued benefit obligations and benefit costs are as follows (weighted-average):

		Post-
	Pension benefit	retirement
	plans	benefit plans
	2006	2006
	%	%
Accrued benefit obligations as of December 31:
Discount rate	5.3	5.3
Rate of compensation increase	3.5	3.5
Benefit costs for the period ended December 31:
Discount rate	5.5	5.5
Expected long-term rate of return on plan assets	4.9	-
Rate of compensation increase	3.5	-
Assumed health care trend rate for the next
year used to measure the expected cost
covered by the plans
- first four years	-	10
- thereafter	-	5
		2006
Average remaining service period of active employees covered
by the:		Years
- Defined pension benefit plan		14
- SERP		12
- Defined post-retirement benefit plan:
- Manager and clerical employees at Niobec		14
- Unionized employees at Niobec		15

16.     EMPLOYEE FUTURE BENEFIT PLANS (CONTINUED) Defined benefit plans (continued)

The estimated employer contributions for 2007 are $151,000. Estimated benefit payments for the next ten years are as follows:

		$
2007		13,632
2008		435
2009		424
2010		428
2011		435
2012	to 2016	2,533
		17,887

Sensitivity analysis:

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects for 2006:

	Increase	Decrease
	$	$
Total service and interest costs (1)	4	(4)
Accrued benefit liabilities	238	(199)
(1) For the period following the acquisition of Cambior (November 8 to December 31, 2006).

17.	SHARE CAPITAL:

(a)	Authorized:

Unlimited first preference shares, issuable in series Unlimited second preference shares, issuable in series Unlimited common shares

Issued and outstanding common shares are as follows:

		Number of
	Note	Shares	Amount
			$
Issued and outstanding, December 31, 2003		145,333,845	342,208
Exercise of options		427,801	1,576
Restatement due to change in accounting policy			173
Issued and outstanding, December 31, 2004		145,761,646	343,957
Exercise of options		1,834,658	8,296
Share purchase plan		31,600	211
Share bonus plan		20,223	142
Issued and outstanding, December 31, 2005		147,648,127	352,606
Shares issued on acquisition of GGL	2	26,221,468	197,448
Shares issued on acquisition of Cambior	2	116,258,765	1,062,605
Exercise of options		2,386,287	12,950
Share purchase plan		26,480	225
Share bonus plan		18,830	160
Issued and outstanding, December 31, 2006		292,559,957	1,625,994

17.	SHARE CAPITAL (CONTINUED):

(b)	Share options:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant. The total number of shares reserved for the grants of share options was 13,250,000, of which an additional 4,000,000 options was added to the reserve on May 16, 2005. As of December 31, 2006, 6,061,561 options remain in reserve. Options issued on the acquisition of Repadre Capital Corporation (in 2003), and Cambior (in 2006) are excluded from this reserve number.

A summary of the status of the Company’s share option plan as of December 31, 2006, 2005 and 2004 and changes during the three years then ended is presented below. All exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2006, 2005 and 2004 were 1.1654, 1.1630 and 1.2020 respectively.

	2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		Price
	Options	($C)	Options	($C)	Options	($C)
Outstanding, beginning
of year	4,076,242	6.62	5,691,899	5.78	5,414,535	5.13
Granted	1,795,000	10.61	415,000	8.25	755,000	9.02
Assumed on acquisition
of Cambior	2,428,873	5.42	-	-	-	-
Exercised	(2,386,287)	5.56	(1,834,658)	4.21	(427,801)	3.36
Forfeited	(228,333)	10.39	(195,999)	8.19	(49,835)	5.65
Outstanding, end of
year	5,685,495	7.66	4,076,242	6.62	5,691,899	5.78
Exercisable, end of
year	3,616,828	6.23	2,981,242	5.95	4,227,733	4.90

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding				Options exercisable
			Weighted	Weighted		Weighted	Weighted
			average	average		average	average
			remaining	exercise	Weighted	remaining	exercise
Range of Prices		Number	contractual	Price	number	contractual	Price
$C		outstanding	life - years	$C	exercisable	life - years	$C
1.22	- 2.00	294,154	2.1	1.24	294,154	2.1	1.24
2.01	- 3.00	4,200	2.8	2.98	4,200	2.8	2.98
3.01	- 4.00	205,736	1.4	2.98	205,736	4.0	3.64
4.01	- 5.00	420,385	2.8	4.66	420,385	2.8	4.66
5.01	- 6.00	824,670	4.3	5.34	824,670	4.3	5.40
6.01	- 7.00	18,371	4.3	6.28	18,371	4.3	6.28
7.01	- 8.00	1,369,230	3.1	7.63	1,302,563	5.3	7.64
8.01	- 9.00	320,856	3.5	8.52	110,856	3.6	8.51
9.01	- 10.00	666,000	2.4	9.07	404,000	2.2	9.02
10.01	- 11.00	1,530,000	4.3	10.66	-	-	-
11.01	- 11.10	31,893	1.9	11.10	31,893	1.9	11.10
		5,685,495	3.4	7.66	3,616,828	3.9	6.23

17.	SHARE CAPITAL (CONTINUED):

(b)	Share options (continued):

The Company expenses the fair value of all stock-based compensation granted. During 2006, $2,432,000 (2005 - $960,000; 2004 - $1,501,000) was recorded as compensation expense.

The determination of the fair value of options is judgmental. The Company uses values calculated by the Black-Scholes option pricing model as a proxy for such fair value. Use of the Black-Scholes model has become the prevalent practice for estimating fair values of options. The Black-Scholes model, however, has some inherent weaknesses as it assumes that the options are tradable, have no vesting period and are transferable. Because of its limitations, the values produced from the Black-Scholes model do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The fair value of the options granted has been estimated at the date of grant using a Black- Scholes option pricing model with the following assumptions. The weighted average expected life of these options of four years or eight years depending upon the life of the option. The estimated fair value of the options is expensed over the options’ vesting period of three years.

	2006	2005	2004
Risk free interest rate	5%	3%-5%	3%-5%
Volatility	37%	37%	37%
Dividend	1%	1%	1%

(c)	Share purchase plan:

The Company has a share purchase plan for employees whereby the Company will match the participants’ contribution. A maximum of 750,000 common shares may be issued under the plan. The plan was activated in 2005. Common shares issued under the share purchase plan are restricted for one year. As at December 31, 2006, 691,920 shares remain in reserve. This share purchase plan was terminated on December 31, 2006, and replaced by a new share purchase plan whereby the Company will contribute 75% of the participant’s contribution towards the purchase of shares on the open market. Common shares purchased under the plan are restricted until December of each year.

		2006	2005	2004
		Number	Number	Number
	Outstanding, January 1	-	-	-
	Granted	26,480	31,600
	Issued	(26,480)	(31,600)	-
	Outstanding, December 31	-	-	-
		$	$	$
	Stock-based compensation	107	136	-
(d)	Share bonus plan:
	The Company has a share bonus plan for employees whereby a maximum of 600,000 common shares may be awarded. As of December 31, 2006, 560,947 shares remain in reserve.

		2006	2005	2004
		Number	Number	Number
	Outstanding, January 1	14,782	22,172	-
	Restricted common shares granted	77,700	12,833	22,172
	Issued	(18,830)	(20,223)	-
	Outstanding, December 31	73,652	14,782	22,172
		$	$	$
	Stock-based compensation	563	140	76

17.	SHARE CAPITAL (CONTINUED):

(e)	Warrants

On acquisition of Cambior, 20,000,000 warrants were issued, exercisable for 8,400,000 shares at a price of C$8.93 each. These warrants expire August 12, 2008.

(f)	Earnings per share:

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Basic earnings per share computation:

	2006	2005	2004
	$	$	$
Numerator:
Net earnings	72,481	20,494	11,609
Denominator (000’s):
Average common shares outstanding	186,485	146,650	145,592
Basic earnings per share ($ per share)	0.39	0.14	0.08
Diluted earnings per share computation:
	2006	2005	2004
	$	$	$
Numerator:
Net earnings	72,481	20,494	11,609
Denominator (000’s):
Average common shares outstanding	186,485	146,650	145,592
Dilutive effect of employee stock options	993	1,243	1,975
Dilutive effect of warrants	177	-	-
Total average common shares outstanding	187,655	147,893	147,567
Diluted earnings per share ($ per share)	0.39	0.14	0.08
Stock options excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:
	2006	2005	2004
Outstanding options (000’s):	1,492	670	755

(g)	Flow-through common shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at December 31, 2006, the Company’s remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $284,000.

18.	SHARE PURCHASE LOANS:

The Company provided a non-interest bearing share purchase loan to an officer. This transaction is measured at the exchange amount of consideration established and agreed to by the related parties. At December 31, 2006, the principal amount outstanding of the loan was $295,000 (2005 - $296,000). The principal amount is secured by 140,000 shares of the Company.

19.           FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company`s financial instruments and commodities:

		2006		2005
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$	$	$	$
Financial Assets
Cash and cash equivalents(1)	101,500	101,500	45,534	45,534
Short-term deposits (1)	22,864	22,864	15,823	15,824
Receivables excluding gold receivable(1)	49,142	49,142	19,992	19,992
Gold bullion(2)	49,012	93,981	48,840	76,139
Marketable securities(3)	8,379	9,830	1,264	1,285
Gold receivable(4)	15,281	15,120	-	-
Restricted cash and other(5)	1,179	1,179	-	-
Financial liabilities
Accounts payable and accrued liabilities(1)	117,110	117,110	19,892	19,892
Long-term debt(6)	38,888	38,888	6,924	6,924
Fair value of gold forwards (Note 21 (a))(7)	61,194	69,449	-	-

(1)
The fair value of cash and cash equivalents, short-term deposits, receivables excluding gold receivable and accounts payable and accrued liabilities is equivalent to the carrying amount given the short maturity period.

(2)	The fair value of the gold bullion is based on the spot price for gold on December 31.
(3)	The fair value of the marketable securities was based on the last quoted market price.
(4)	This valuation is based on the forward price of gold as at year-end, the risk premium and estimated delivery dates.
(5)	The fair value of the restricted cash and other is equivalent to the carrying amount given the short-term maturity period.
(6)	Since most of the long-term debt is variable rate debt, the fair value of the Company’s long-term debt approximates the carrying amount as at December 31, 2006 and 2005.
(7)
The Company obtains a valuation from counterparty of its portfolio of gold and foreign exchange commitments. This valuation is based on forward rates considering the market price, rate of interest, gold lease rate and volatility.

20.         RELATED PARTY TRANSACTIONS:

The related party transactions are included in corporate administration expenses, are in the normal course of operations, measured at the exchange amount between the parties and are summarized as follows:

	2006	2005	2004
	$	$	$
Management office, and other services obtained
from companies controlled by a director and
significant shareholder of the Company	352	185	189

21.	COMMITMENT AND CONTINGENCIES:

(a)	Gold sales commitments

On the acquisition of Cambior, the Company assumed gold sales commitments of 56,420 ounces to be delivered in 2007 at $350 per ounce. The estimated fair value was recognized on the balance sheet and is treated as non-hedge instruments. As at December 31, 2006, the marked-to-market value of the remaining 56,420 ounces was $16,392,000 and the change in market value between the date of acquisition of Cambior and year-end was included in the earnings statement as a non-hedge derivative loss totaling $197,000.

21.     Commitment and Contingencies (continued):

       (a) Gold sales commitments (continued):

        As of December 31, 2006, the remaining outstanding forward sales contracts acquired on acquisition of GGL (Mupane) were as follows:

Year	Forward Sales	Average Forward Price
	(oz)	($/oz)
2007	77,776	402
2008	77,776	402
2009	43,888	407
Total	199,440	403

The Mupane forward sales contracts are accounted for as normal purchase and sales whereby deliveries are recorded at their respective forward prices. On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue. During 2006, 58,332 ounces of gold were delivered under forward sales contracts.

The estimated fair value of the Company’s gold forward sales, calculated using forward rates considering market prices, interest rate, gold lease rate and volatilities, was as follows:

2006
$
Fair value of non-hedge derivatives - Forwards (Cambior)	16,409
Fair value of normal sales contracts (Mupane)	53,040
Estimated mark-to-market value	69,449
Recognized on the balance sheet:
Non-hedge derivatives - Forwards (Cambior)	16,409
Forward sales liability - Normal sales (Mupane)	44,785
61,194
Off-balance sheet - net fair value of forwards	8,255

(b)	Foreign exchange contracts:

As at December 31, 2006, the Company had commitments, through foreign exchange forward contracts, to deliver in 2007, 192,000 euros in exchange for US dollars. A loss of $13,000 was recorded in the consolidated statement of earnings as the Company’s foreign exchange contracts are treated as non-hedge instruments.

(c)	Non-hedge derivative gain (loss):

		2006
		$
	Variation of the fair value of the non-hedge derivative instruments	(195)
	Loss arising from the exercise of non-hedge derivatives	(17)
	Gain resulting from the variation in market prices of ounces of gold
	receivable	136
	Non-hedge derivative loss	(76)
(d)	Credit Risk:
	In the normal course of business of non-gold operations, the Company performs ongoing credit reviews of its customers and evaluates the creditworthiness of all new customers.
	Except for the ounces of gold receivable, there is no existing single account receivable that represents a substantial risk for the Company. An allowance for doubtful accounts receivable
	is established while taking into account the specific credit risk related to customers, historical trends and the economic situation.

	The credit risk related to the $2.0 million BMGX convertible debenture is a function of the uncertainty of BMGX’s revenue stream which is derived from royalty interests on producing
	gold properties. The revenue stream is a function of the gold price and the ore reserves at the particular mine. In addition, the convertible debenture ranks subordinate to a senior lender to BMGX.

21.	COMMITMENT AND CONTINGENCIES (CONTINUED):

(d)	Credit Risk (continued):

The credit risk related to the receipt of 25,000 ounces of gold from Quadra Mining and the $4,000,000 contingent payment relates to the profitability of that company from its Robinson operations and its ability to raise financing for the Carlota project.

(e)	Royalty expenses:

Production from certain mining operations is subject to third party royalties (included in mining costs) based on various methods of calculation summarized as follows:

Mine	Calculation
Rosebel
2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average of the market prices determined by the London Bullion Market, P.M. Fix.

0.25% of all minerals produced at Rosebel payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname

10% of the excess, if any, of the average quarterly market price above $300 per ounce for gold production from the soft and transitional rock portions and above $350 per ounce from the hard rock portion of the Rosebel property, after commencement of commercial production and up to a maximum of 7,000,000 ounces produced (6,084,000 remaining ounces at December 31, 2006)

Doyon	24.75% of any excess of the annual average market price over $375 per ounce of gold produced (1,179,000 remaining ounces at December 31, 2006)
Mouska	Two royalties of 0.2% and 2.0% respectively of gold production
Sleeping Giant	2% of gross operating profit for one and 15% of net operating profit for the other.
Sadiola, Yatela, Tarkwa, Damang, Mupane	Royalties between 5% and 6% of revenues, based on market prices.

(f) Management fees:

The Company is subject to management fees (included in mining costs) calculated as follows:

Sadiola and Yatela mines	1% of revenues
Tarkwa	2.5% of revenues
Damang (100% basis)	$1,500,000 per year

(g) Other commitments:

As at December 31, 2006, the Company had commitments to complete facilities, summarized as follows:

$
Niobec	2,638
Caiman	8,116
Doyon	1,070
11,824

21.	COMMITMENT AND CONTINGENCIES (CONTINUED):

(h)	Claims:

In December 2005, an audit claim for the years 2003 and 2004 was received from the Department of Taxation in Mali for the Yatela and Sadiola mines. This claim has been satisfied in full. The Company has not recorded a provision for potential claims, if any, that could arise from future audits as the amount is indeterminable.

The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company’s financial condition.

22.	SEGMENTED INFORMATION:

(a)
The reportable segments in 2005 were Joint Venture and Working Interests, Royalties and Corporate. As a result of the acquisitions of GGL and Cambior and the sale of the majority of the Company’s gold royalties, the reportable segments have been revised. Comparative figures have been reclassified to conform to the new segments.

The Company’s gold mine segment is divided into geographic segments, as follows:

Mali:	Joint venture in Sadiola (38%) and Yatela (40%)
Ghana:	Working interests in Tarkwa and Damang (18.9%)
Botswana:	Mupane mine
Canada:	Doyon division and Sleeping Giant mine
Suriname:	Rosebel Mine
Guyana:	Omai gold mine

The Company’s segments also include non-gold activities (Niobec mine located in Canada and diamond royalty on the Diavik mine located in Canada), Exploration and development, and Corporate.

			Gold mines				Total
	Mali	Ghana	Botswana	Canada Suriname Guyana Gold mines
2006	$	$	$	$	$	$	$
Cash and gold bullion	30,389	-	10,177	28	545	209	41,348
Other current assets	38,723	-	7,277	7,231	24,089	1,188	78,508
Long-term assets	90,459	-	175,132	240,572	639,709	8,741	1,154,613
Long-term assets related to working interests	-	146,246	-	-	-	-	146,246
	159,571	146,246	192,586	247,831	664,343	10,138	1,420,715
Current Liabilities	33,638	-	20,855	22,904	25,511	3,713	106,621
Long-term Liabilities	10,522	-	39,508	25,803	140,412	-	216,245
	44,160	-	60,363	48,707	165,923	3,713	322,866
Revenue	200,077	-	38,963	19,209	27,025	-	285,274
Earnings from working interests	-	28,874	-	-	-	-	28,874
	200,077	28,874	38,963	19,209	27,025	-	314,148
Mining costs	81,642	-	30,814	14,178	19,760	266	146,660
Depreciation and depletion	24,269	-	12,344	2,106	4,220	-	42,939
Exploration	221	-	278	886	241	1,763	3,389
Other expenses	485	-	288	87	531	231	1,622
Interest and investment expense (income)	(2,299)	-	(104)	50	(1)	1	(2,353)
Non-controlling interest	-	-	-	-	210	-	210
Income taxes(recovery)	25,066	-	(1,736)	184	3,127	-	26,641
Net earnings (loss)	70,693	28,874	(2,921)	1,718	(1,063)	(2,261)	95,040
Expenditures for capital assets	4,866	-	1,525	1,762	5,878	-	14,031
Additions to goodwill	-	-	38,823	89,854	182,959	-	311,636

	Total Non-gold Exploration and
	Gold mines	mine	Development Corporate		Total
2006	$	$	$	$	$
Cash and gold bullion	41,348	679	2,940	128,409	173,376
Other current assets	78,508	22,675	2,832	23,252	127,267
Long-term assets	1,154,613	300,808	294,308	30,968	1,780,697
Long-term assets related to working interests	146,246	-	-	-	146,246
Assets held for sale	-	-	-	-	51,090
	1,420,715	324,162	300,080	182,629	2,278,676
Current liabilities	106,622	7,358	6,514	86,122	206,616
Long-term liabilities	216,245	23,461	30,940	2,961	273,607
Liabilities relating to assets held for sale	-	-	-	-	25,102
	322,867	30,819	37,454	89,082	505,325
Revenue	285,274	17,858	-	213	303,345
Earnings from working interests	28,874	-	-	-	28,874
	314,148	17,858	-	213	332,219
Mining Costs	146,660	7,742	-	-	154,402
Depreciation and depletion	42,939	2,814	-	-	45,753
Amortization of royalty interests	-	3,916	-	(5)	3,911
Exploration	3,389	-	11,824	-	15,213
Other Expense	1,622	(22)	1,770	18,759	22,129
Interest and investment expense (income)	(2,353)	16	(128)	(4,091)	(6,556)
Non-controlling interest	210	-	-	-	210
Income taxes(recovery)	26,641	(2,735)	-	863	24,769
Net earnings (loss) from continuing operations	95,040	6,127	(13,466)	(15,313)	72,388
Earnings from discontinued operations	-	-	-	-	93
Net earnings (loss)	95,040	6,127	(13,466)	(15,311)	72,481
Expenditures for capital assets	14,031	981	10,802	2,755	28,569
Additions to goodwill	311,636	-	91,407		403,043

	Gold mines		Total
	Mali	Ghana	Gold mines
2005	$	$	$
Cash and gold bullion	7,958	-	7,958
Other current assets	30,547	-	30,547
Long-term assets	102,007	-	102,007
Long-term assets related to working interests	-	151,922	151,922
	140,512	151,922	292,434
Current Liabilities	15,867	-	15,867
Long-term Liabilities	14,461	-	14,461
	30,328	-	30,328
Revenue	119,393	-	119,393
Earnings from working interests	-	15,467	15,467
	119,393	15,467	134,860
Mining costs	70,875	-	70,875
Depreciation and depletion	20,605	-	20,605
Exploration	370	-	370
Other expenses	5,023	-	5,023
Interest and investment expense (income)	2,653	-	2,653
Income taxes(recovery)	3,385	-	3,385
Net earnings (loss)	16,482	15,467	31,949
Expenditures for capital assets	9,919	-	9,919

22	.	SEGMENTED INFORMATION (CONTINUED)

	Total Non-gold Exploration and
	Gold mines	mine	Development Corporate		Total
2005	$	$	$	$	$
Cash and gold bullion	7,958	-	688	101,551	110,197
Other current assets	30,547	-	385	2,160	33,092
Long-term assets	102,007	41,095	962	29,710	173,774
Long-term assets related to working interests	151,922	-	-	-	151,922
	292,434	41,095	2,035	133,421	468,985
Current liabilities	15,867	-	597	12,298	28,762
Long-term liabilities	14,461	-	-	14,760	29,221
	30,328	-	597	27,058	57,983
Revenue	119,393	7,282	-	3,099	129,774
Earnings from working interests	15,467	-	-	-	15,467
	134,860	7,282	-	3,099	145,241
Mining Costs	70,875	-	-	-	70,875
Depreciation and depletion	20,605	-	-	-	20,605
Amortization of royalty interests	-	3,857	-	1,880	5,737
Exploration	370	-	9,001	-	9,371
Other Expense	5,023	-	59	9,476	14,558
Interest and investment expense (income)	2,653	-	(6)	(704)	1,943
Income taxes(recovery)	3,385	(1,752)	-	25	1,658
Net earnings (loss)	31,949	5,177	(9,054)	(7,578)	20,494
Expenditures for capital assets	9,919	-	962	969	11,850

	Gold mines		Total
	Mali	Ghana	Gold mines
2004	$	$	$
Cash and gold bullion	11,120	-	11,120
Other current assets	36,095	-	36,095
Long-term assets	96,319	-	96,319
Long-term assets related to working interests	-	151,636	151,636
	143,534	151,636	295,170
Current Liabilities	10,443	-	10,443
Long-term Liabilities	17,710	-	17,710
	28,153	-	28,153
Revenue	112,663	-	112,663
Earnings from working interests	-	13,149	13,149
	112,663	13,149	125,812
Mining costs	68,572	-	68,572
Depreciation and depletion	20,592	-	20,592
Exploration	132	-	132
Other expenses	5	-	5
Interest and investment expense (income)	376	-	376
Income taxes(recovery)	5,148	-	5,148
Net earnings (loss)	17,838	13,149	30,987
Expenditures for capital assets	9,000	-	9,000

22	.	SEGMENTED INFORMATION (CONTINUED):
Total Non-gold Exploration and
	Gold mines	mine	Development Corporate		Total
2004	$	$	$	$	$
Cash and gold bullion	11,120	-	640	73,676	85,436
Other current assets	36,095	-	121	2,719	38,935
Long-term assets	96,319	44,951	-	30,724	171,994
Long-term assets related to working interests	151,636	-	-	-	151,636
	295,170	44,951	761	107,119	448,001
Current liabilities	10,443	-	477	10,889	21,809
Long-term liabilities	17,710	20,599	-	(3,859)	34,450
	28,153	20,599	477	7,030	56,259
Revenue	112,663	6,368	-	2,841	121,872
Earnings from working interests	13,149	-	-	-	13,149
	125,812	6,368	-	2,841	135,021
Mining Costs	68,572	-	-	-	68,572
Depreciation and depletion	20,592	-	-	-	20,592
Amortization of royalty interests	-	3,365	-	1,857	5,222
Exploration	132	-	7,813	-	7,945
Other Expense	5	-	123	22,601	22,729
Interest and investment expense (income)	376	-	(15)	(1,775)	(1,414)
Income taxes(recovery)	5,148	(1,844)	-	(3,538)	(234)
Net earnings (loss)	30,987	4,847	(7,921)	(16,304)	11,609
Expenditures for capital assets	9,000	-	-	-	9,000

(b) Joint ventures

In 2006, the Company’s share of mining asset additions in the Company’s joint ventures was $4,866,000, (2005 - $9,919,000; 2004 - $9,000,000). The Company’s share of cash in the joint ventures is not under the Company’s direct control.

The Company’s share of joint venture cash flows was as follows:

	2006	2005	2004
	$	$	$
Cash flows from operations	95,362	30,226	24,899
Cash flows used in financing	(8,034)	(3,960)	(1,207)
Cash flows used in investments	(391)	(7,783)	(8,976)

23	.	COMPARATIVE FIGURES:

Certain 2005 and 2004 comparative figures have been reclassified to the financial statement presentation adapted in 2006.